C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED 2007 OCT 16 P 2:10

Ref : BC/CPP/089/07

BY AIRMAIL

28th September, 2007

07027228

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

Attn : International Corporate Finance

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

dw 10/16

................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Irene Fung - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 28th September, 2007 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Interim Report 2007
   Date : 25th September, 2007
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : BC/CPP/088/07

BY AIRMAIL

27th September, 2007

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

..................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Irene Fung - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 27th September, 2007 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Press Announcement regarding Unusual Price and Trading Volume Movements
   Date : 21st September, 2007
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

2. Document : Announcement of Results for the Six Months Ended 30th June, 2007
   Date : 25th September, 2007
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

3. Document : Notification Announcement regarding Announcement of Interim Results for the Six Months Ended
   Date : 25th September, 2007
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.
(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's increase in the share price and trading volume of the shares of C.P. Pokphand Co. Ltd. (the "Company") and wish to state that the directors of the Company (the "Directors") are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the board of Directors (the "Board") aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 21 September 2007

As at the date of this announcement, the Board comprises twelve executive directors, namely Mr Sumet Jiaravanon, Mr Dhanin Chearavanont, Mr Thanakorn Seriburi, Mr Meth Jiaravanont, Mr Anan Athigapanich, Mr Damrongdej Chalongphuntarat, Mr Robert Ping-Hsien Ho, Mr Bai Shanlin, Mr Soopakij Chearavanont, Mr Nopadol Chiaravanont, Mr Benjamin Jiaravanon and Mr Narong Chearavanont, and three independent non-executive directors, namely Mr Kowit Wattana, Mr Sombat Deo-isres and Mr Ma Chiu Cheung, Andrew.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTIFICATION

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE, 2007

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of C.P. Pokphand Co. Ltd. at http://www.cpp.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

This announcement is available for inspection to the public at no charge at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong from 9:00 a.m. to 12:45 p.m. and from 2:00 p.m. to 6:00 p.m., Mondays to Fridays (excluding public holidays), from today until 25 October, 2007. Copies will be provided upon request at no charge.

By Order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 25 September, 2007

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

ANNOUNCEMENT OF RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2007

UNAUDITED CONSOLIDATED RESULTS

The board of directors (the "Board") of C.P. Pokphand Co. Ltd. (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30th June, 2007 as follows:

Condensed Consolidated Income Statement

		Six months ended 30th June,	
		2007	2006
		(Unaudited)	(Unaudited)
	Notes	***US$'000***	*US$'000*
Revenue	2	**957,946**	789,299
Cost of sales		**(861,985)**	(725,097)
Gross profit		**95,961**	64,202
Selling and distribution costs		**(36,600)**	(34,472)
General and administrative expenses		**(55,957)**	(49,674)
Other income	3	**7,387**	963
Other losses	4	**–**	(2,938)
Finance costs		**(18,396)**	(17,492)
Share of profits and losses of:			
Jointly controlled entities		**(977)**	(3,175)
An associate		**983**	553
Loss before tax	5	**(7,599)**	(42,033)
Tax	6	**(2,769)**	(2,455)
Loss for the period		**(10,368)**	(44,488)
Attributable to:			
Equity holders of the Company		**(8,254)**	(41,090)
Minority interests		**(2,114)**	(3,398)
		(10,368)	(44,488)
		US cent	*US cents*
Loss per share attributable to equity holders of the Company:	7		
Basic		**(0.286)**	(1.422)
Diluted		**N/A**	N/A
Dividend per share		**–**	–

Condensed Consolidated Balance Sheet

	Notes	30th June, 2007 (Unaudited) US$'000	31st December, 2006 (Audited) US$'000
Non-current assets			
Property, plant and equipment		**442,879**	447,733
Investment properties		**4,245**	4,129
Land lease prepayments		**49,244**	48,731
Non-current livestock		**14,367**	12,009
Interests in jointly controlled entities		**66,459**	83,047
Interests in an associate		**27,488**	26,801
Available-for-sale investments		**1,480**	1,480
Goodwill		**2,928**	2,515
Deferred tax assets		**2,011**	2,011
Total non-current assets		**611,101**	628,456
Current assets			
Current livestock		**22,659**	17,755
Inventories		**192,660**	177,033
Accounts receivable, other receivables and deposits	8	**79,850**	59,279
Bills receivable		**4,212**	4,675
Tax recoverable		**47**	47
Due from minority shareholders		**1,525**	5,620
Due from related companies		**12,595**	13,610
Pledged deposits		**5,296**	10,199
Cash and cash equivalents		**64,877**	55,107
Total current assets		**383,721**	343,325

Condensed Consolidated Balance Sheet *(Continued)*

	Notes	30th June, 2007 (Unaudited) US$'000	31st December, 2006 (Audited) US$'000
Current liabilities			
Accounts payable, other payables and accrued expenses	9	**264,365**	251,596
Bills payable		**6,933**	10,577
Tax payable		**6,165**	4,908
Provisions for staff bonuses and welfare benefits		**8,290**	7,739
Due to related companies		**78,021**	22,182
Due to minority shareholders		**15,445**	10,203
Interest-bearing bank and other loans		**396,241**	435,450
Total current liabilities		**775,460**	742,655
Net current liabilities		**(391,739)**	(399,330)
Total assets less current liabilities		**219,362**	229,126
Non-current liabilities			
Interest-bearing bank and other loans		**(131,189)**	(127,616)
Net assets		**88,173**	101,510
Equity			
Equity attributable to equity holders of the Company			
Issued capital		**28,898**	28,898
Share premium account		**73,897**	73,897
Reserves		**(55,428)**	(48,843)
		47,367	53,952
Minority interests		**40,806**	47,558
Total equity		**88,173**	101,510

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation and accounting policies

The condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards ("IAS") 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31st December, 2006.

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st December, 2006. As described in the annual financial statements for the year ended 31st December, 2006, the following new standards, amendments to standards and interpretations are mandatory for financial year beginning on 1st January, 2007:

- IAS 1 Amendment — Capital Disclosures; effective for annual periods beginning on or after 1st January, 2007
- IFRS 7 — Financial Instruments: Disclosures; effective for annual periods beginning on or after 1st January, 2007
- IFRIC-Int 7 — Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies; effective for annual periods beginning on or after 1st March, 2006
- IFRIC-Int 8 — Scope of IFRS 2; effective for annual periods beginning on or after 1st May, 2006
- IFRIC-Int 9 — Reassessment of Embedded Derivatives; effective for annual periods beginning on or after 1st June, 2006
- IFRIC-Int 10 — Interim Financial Reporting and Impairment; effective for annual periods beginning on or after 1st November, 2006

Management has assessed the impact of these new standards, amendments to standards and interpretations where the adoption of these new standards, amendments to standards and interpretations did not result in material impact on the financial statements of the Group and no substantial changes to the Group's accounting policies.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2007 and have not been early adopted:

- IAS 23 (Revised) — Borrowing Costs; effective for annual periods beginning on or after 1st January, 2009
- IFRS 8 — Operating Segments; effective for annual periods beginning on or after 1st January, 2009
- IFRIC-Int 11 — Group and Treasury Share Transactions; effective for annual periods beginning on or after 1st March, 2007
- IFRIC-Int 12 — Service Concession Arrangements; effective for annual periods beginning on or after 1st January, 2008

The Group is in the process of making an assessment of the impact of the above standards, interpretations and amendments. So far, it has concluded that the adoption of these new standards, amendments to standards and interpretations is unlikely to have a significant impact on the Group's results of operations and financial position.

2. Revenue

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts and after elimination of intra-group transactions.

Segmental information

Business segments

	Feedmill and poultry operations and trading of agricultural products *US$'000*	Manufacture and sale of motorcycles and accessories for automotives *US$'000*	Investment and property holding *US$'000*	Total *US$'000*
For the six months ended 30th June, 2007 (Unaudited)				
Segment revenue:				
Total sales	1,054,524	-	256	1,054,780
Intrasegment sales	(96,583)	-	(251)	(96,834)
Sales to external customers	957,941	-	5	957,946
Segment results	8,283	(1,752)	(3,127)	3,404
Other income	5,005	-	3	5,008
Interest income				2,379
Finance costs				(18,396)
Share of profits and losses of jointly controlled entities	(4,466)	3,489	-	(977)
Share of profit of an associate	983	-	-	983
Loss before tax				(7,599)
Tax				(2,769)
Loss for the period				(10,368)

2. Revenue *(Continued)*

Segmental information *(Continued)*

	Feedmill and poultry operations and trading of agricultural products US$'000	Manufacture and sale of motorcycles and accessories for automotives US$'000	Investment and property holding US$'000	Total US$'000
For the six months ended 30th June, 2006 (Unaudited)				
Segment revenue:				
Total sales	866,205	–	34	866,239
Intrasegment sales	(76,908)	–	(32)	(76,940)
Sales to external customers	789,297	–	2	789,299
Segment results	(14,267)	(1,560)	(4,117)	(19,944)
Other income	361	–	167	528
Other losses	(2,938)	–	–	(2,938)
Interest income				435
Finance costs				(17,492)
Share of profits and losses of jointly controlled entities	(5,431)	2,256	–	(3,175)
Share of profit of an associate	553	–	–	553
Loss before tax				(42,033)
Tax				(2,455)
Loss for the period				(44,488)

3. Other income

	Six months ended 30th June, 2007 (Unaudited) *US$'000*	2006 (Unaudited) *US$'000*
Gain on deregistration of a subsidiary	–	167
Unrealised gain on revaluation of livestock	3,235	–
Compensation of office decoration	3	–
Interest income	2,379	435
Tax refund in respect of reinvestment of distributed earnings from the ventures established in the People's Republic of China ("PRC")	1,770	361
	7,387	963

4. Other losses

	Six months ended 30th June, 2007 (Unaudited) *US$'000*	2006 (Unaudited) *US$'000*
Unrealised loss on revaluation of livestock	–	227
Impairment of items of property, plant and equipment	–	2,711
	–	2,938

5. Loss before tax

	Six months ended 30th June, 2007 (Unaudited) *US$'000*	2006 (Unaudited) *US$'000*
The Group's loss before tax is arrived at after charging/(crediting):		
Foreign exchange gains, net	(4,019)	(1,211)
Depreciation	24,228	25,009
Amortisation of land lease prepayments	663	1,041
Staff costs	67,293	57,934
Loss on disposal of property, plant and equipment, net	112	156

6. Tax

	Six months ended 30th June,	
	2007	2006
	(Unaudited)	(Unaudited)
	US$'000	*US$'000*
The Group:		
Provision for taxation in respect of profit for the period:		
the PRC:		
Mainland China	**2,769**	2,455

No provision for Hong Kong profits tax has been made as the Group earned no assessable income in Hong Kong during the period (2006: nil).

7. Loss per share attributable to equity holders of the Company

Loss per share is calculated based on the net loss from ordinary activities attributable to equity holders of the Company of US$8,254,000 (2006: net loss of US$41,090,000) and the weighted average of 2,889,730,786 shares (2006: 2,889,730,786 shares) of the Company in issue during the period.

A diluted loss per share amount for the period has not been disclosed as no diluting events existed during the period.

8. Accounts receivable, other receivables and deposits

The Group normally grants a credit policy of up to 90 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest bearing. An aged analysis of the accounts receivable, based on the invoice date, together with other receivables and deposits is as follows:

	30th June, 2007	31st December, 2006
	(Unaudited)	(Audited)
	US$'000	*US$'000*
Less than 90 days	**27,677**	23,333
91 to 180 days	**1,654**	1,022
181 to 360 days	**367**	350
Over 360 days	**1,644**	1,425
	31,342	26,130
Other receivables and deposits	**51,039**	34,365
	82,381	60,495
Less: Impairment of accounts and other receivables	**(2,531)**	(1,216)
	79,850	59,279

9. Accounts payable, other payables and accrued expenses

An aged analysis of the accounts payable, based on the date of receipt of the respective goods, together with other payables and accrued expenses of the Group is as follows:

	30th June, 2007 (Unaudited) *US$'000*	31st December, 2006 (Audited) *US$'000*
Less than 90 days	**122,635**	98.640
91 to 180 days	**9,532**	7,845
181 to 360 days	**7,213**	5,126
Over 360 days	**3,432**	3,126
	142,812	114.737
Other payables and accrued expenses	**121,553**	136,859
	264,365	251,596

Accounts payable are non-interest bearing and are normally settled on 60-day terms. Other payables and accrued expenses are non-interest bearing and have an average term of one month.

10. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

INTERIM DIVIDEND

The Board does not recommend an interim dividend for the six months ended 30th June, 2007 (2006: nil).

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

As of 30th June, 2007, the Group recorded improved operational performance, with a loss attributable to equity holders narrowed to US$8.3 million. Compared with the same period last year, the consolidated turnover increased by 21.4% to US$957.9 million, gross profit soared 49.5% to US$96.0 million, while overall gross profit margin increased 1.9% to 10.0%.

Agri-business

The Group's agribusiness is classified into four main business lines – feed, food integration, breeding and rearing, and biochemical. Compared with the first half year of last year, all of the four business lines recorded gains in their turnover and overall gross profit this year. Among them, the breeding and rearing sector and the food integration sector posted more favorable increments.

With the periodic threat of animal diseases in recent years, China's husbandry industry has been under immense pressure and in the first half of 2007 the market experienced an all-time low livestock stock level. Due to this supply shortage in addition to the restricted time frame of the livestock growing cycle, overall food prices in China showed significant increases, with pork prices rising the most followed by poultry. This, in turn, corresponded to increases in the selling prices of the Group's products. As a result, profit margin of the Group's breeding and rearing business and food integration business skyrocketed in the first half of 2007; overall profitability, however, was strained by the rising cost of energy and raw materials.

In an effort to combat the rising material and energy costs, the Group has been leveraging a centralized purchasing unit to minimize the impact of these costs, as well as constantly finding innovative ways to boost efficiency with technological advancements.

Feed

Feed accounted for 55.0% (2006: 57.0%) of the consolidated turnover of the Group. The consolidated turnover of the feed business increased 17.2% to US$527.0 million during the first half year of 2007. Owing to the rising raw material cost, gross profit was offset by 2.8% to US$55.3 million while gross profit margin was reduced by 2.1% to 10.5%.

The Group's major feed products include poultry, swine, aqua and cattle feed. Poultry and swine feed accounted for the majority, approximately 50.4% and 28.6% of the total, respectively. Aqua feed sales have also increased to 7.3% of the Group's total feed sales.

As more and more breeders gradually reentered the rearing business, overall market demand on feed soared during the first half of 2007. Average market selling price of complete poultry feed went up 6.5% and sales volume of the Group's poultry feed rose 19.5% to 1.2 million tons. Likewise, the average price of corn, the main raw material in our production for feed, also went up to RMB1.55 per kg, an increase of 18.5% compared with the same period last year.

As for swine feed business, sales recorded a slight drop of 3.5% as compared with the same period last year despite an increase of 10.3% in the average market selling price of complete swine feed. The aftermath of swine diseases caused swine breeders to be more cautious and keep their rearing low despite heftier market price increase in swine finished products compared to poultry products. Swine rearing is seen as higher risk than poultry rearing factoring in the much longer swine rearing cycle of five to eight months.

In the first half of year 2007, the Group has already invested approximately RMB27 million in the development of the aqua feed business in view of the continual expansion in this sector.

Food Integration

The food integration business, the Group's second largest business, accounted for approximately 26.1% (2006: 27.9%), or approximately US$250.0 million, of the Group's consolidated turnover in the first half of 2007. Both gross profit and gross profit margin increased significantly from the same period last year, with the gross profit rising 8.6 times to US$15.4 million and gross profit margin edging up to 6.2%. The increase in general food prices in China has escalated into a rapid price increase in the poultry meat products. According to National Bureau of Statistics of China, poultry meat prices rocketed 20.7% as compared with the same period last year. As a result, sales of both the Group's raw and cooked foods recorded a double-digit growth despite a fall in the Group's domestic sales volume from 90,000 tons to 81,000 tons. Export sales, on the other hand, recorded stable growth with sales volume increased 1.0% to 20,000 tons over the same period last year.

In light of the rising demand in China for poultry meat along with a higher consumer awareness of food safety and a change in their consumption patterns, the Group continues to uphold great emphasis on food safety and quality control in addition to new product development. Catering to the different needs of the consumer, the Group has launched approximately 60 new food products under "Chia Tai Food" during the first half of 2007. Many of these products are sold widely in the supermarkets and hypercenters in China.

Breeding and Rearing

Breeding and rearing accounted for approximately 6.2% (2006: 3.9%) of the Group's consolidated turnover with sales of the Group's breeding and rearing business doubling to US$59.4 million. Gross profit turned around from a loss to a profit of US$10.1 million. This turnaround came not only due to an upward trend in the market or the Group's continuous support to farmers by means of giving out technical support, but also the additional effort from the Chinese government in its policies favorable to farmers during a time more and more farmers regained their confidence in the breeding and rearing industry for their livelihood.

During the past year, animal diseases such as bird flu and swine high fever illness intermittently broke out in China; as a result, farmers kept low inventories of broilers, swine, commercial day-old-chicks and piglets as a way to mitigate their risks. On top of these inventory shortages was the restricted time frame of the growing cycle. All of these factors fueled the increase in food prices in China. The Group's breeding and rearing business benefited from this improving sales environment.

As for the layers breeding and rearing business, it is on track with the Group's development. Average market selling price of eggs surged by 30.9% to an average of RMB7.5 per kg. This in turn doubled the sales of the Group's layers segment of the breeding and rearing business to US$4.9 million, among which, sales volume of eggs grew 8.5% to 2,000 tons.

Biochemical

In the first half of year 2007, consolidated turnover of the biochemical business accounted for 4.2% of the Group's consolidated turnover (2006: 4.9%). Its consolidated turnover reached US$39.8 million, improved slightly by 2.3% from that of last year. However, the gross profit margin recorded a small drop of 0.8% to 20.4%.

The Group's biochemical products mainly include Chlortetracycline ("CTC") and L-Lysine monohydrochloride ("L-Lysine"). During the period under review, the increase in the average market price of CTC was not enough to offset its diminishing sales. Turnover of CTC dropped slightly to US$31 million. As for L-Lysine, the market was considered stable with a selling price that increased from between RMB1,500 to RMB4,000 per ton compared with last year.

Industrial Business

The Group's industrial business is the sale of motorcycles, automotive accessories and carburetors, and the distribution of the full range of Caterpillar products. During the first half of year 2007, net profit contributed to the Group's industrial business segment rose to US$1.7 million.

Effective from 1st April, 2006, the Chinese government reduced the excise tax for low-exhaust motorcycles, 250cc or lower, from 10% to 3%, benefiting the Group's jointly controlled entity Luoyang Northern Ek Chor Motorcycle Company Limited ("Northern Ek Chor") as it produces low-exhaust motorcycles. During the period under review, Northern Ek Chor's "Dayang" brand motorcycles were highly promoted, resulting in a 15.1% increase in its turnover to RMB650 million, and 19.5% in its sales volume to 250,000 vehicles.

The Group's another jointly controlled entity ECI Metro Investment Co., Ltd. ("ECI Metro") is the sole agent of Caterpillar construction machinery products in western China. Stimulated by the infrastructure development projects there, ECI Metro recorded continuous growth in sales and profit.

FINANCIAL REVIEW

Liquidity and Financial Resources

As at 30th June, 2007, the Group had total assets of US$994.8 million (31st December, 2006: US$971.8 million). Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total borrowings by the equity including minority interests) were US$527.4 million and 598.2% respectively, as compared to US$563.1 million and 554.7% as at 31st December, 2006.

Most of the borrowings by the Group are in U.S. dollars and RMB, and the interest rates ranged from 4.9% to 13.8% per annum for the period.

The Group had not engaged in any derivatives for hedging against both the interest and exchange rate.

All sales in PRC are denominated in RMB, and export sales are denominated in foreign currencies. Foreign currencies are required for purchase of imported raw materials, parts and components, and the Group keeps necessary foreign currencies to meet its operational needs. The directors consider the appreciation of RMB in the period has had insignificant impact on the Group's business.

Capital Structure

The Group finances its working capital requirements through a combination of funds generated from operations and short term and long term bank loans. The Group had cash and cash equivalents of US$64.9 million as at 30th June, 2007 (31st December, 2006: US$55.1 million), an increase of US$9.8 million.

Charges on Group Assets

As at 30th June, 2007, out of the total borrowings of US$527.4 million (31st December, 2006: US$563.1 million) obtained by the Group, only US$193.7 million (31st December, 2006: US$195.0 million) were secured and accounted for 36.7% (31st December, 2006: 34.6%) of the total. Certain of the Group's property, plant and equipment and land lease prepayments located in PRC and Hong Kong with net book value of US$243.8 million (31st December, 2006: US$205.6 million) have been pledged as security for various short and long term bank loans.

Contingent Liabilities

As at 30th June, 2007, the guarantees provided by the Group were US$9.2 million (31st December, 2006: US$9.4 million).

Employee and Remuneration Policies

As at 30th June, 2007, the Group employed around 43,000 staff (including 15,000 staff from the jointly controlled entities and associates) in PRC and Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical coverage, subsidized training programmes, as well as a share option scheme.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving high standards of corporate governance that properly protect and promote the interests of all the shareholders and enhance corporate value and accountability.

The Company has complied with all the code provisions prescribed in the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th June, 2007, save for a deviation from code provision A.4.2.

This provision stipulates that every director, including one appointed for a specific term, should be subject to retirement by rotation at least once every three years. The Company was incorporated in Bermuda under the C.P. Pokphand Company Act, 1988 (the "Private Act"). Pursuant to paragraph 3(e) of the Private Act, the executive chairman of the Company shall not be subject to retirement by rotation at each annual general meeting. In order to achieve the intended effect of this code provision, Mr. Dhanin Chearavanont, the Executive Chairman, intends to voluntarily retire by rotation in such manner and at such frequency as provided for other directors under the Bye-Laws of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules as the Company's code of conduct for dealings in securities of the Company by the directors. Having made specific enquiry of all directors, the directors have complied with the required standard as set out in the Model Code throughout the six months ended 30th June, 2007.

AUDIT COMMITTEE

The Audit Committee comprises the three independent non-executive directors of the Company. The establishment of the Audit Committee serves to enhance corporate governance practice. The principal duties of the Audit Committee include the review and supervision of the Group's financial reporting process and internal controls. The Audit Committee has reviewed the Group's unaudited financial results for the six months ended 30th June, 2007.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the period under review.

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 25th September, 2007

As at the date of this announcement, the Board comprises twelve executive directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.


Kitchen of the world

INTERIM REPORT 2007

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

Stock Code 43

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

As of 30th June, 2007, C.P. Pokphand Co. Ltd. (the "Company") and its subsidiaries (the "Group") recorded improved operational performance, with a loss attributable to equity holders narrowed to US$8.3 million. Compared with the same period last year, the consolidated turnover increased by 21.4% to US$957.9 million, gross profit soared 49.5% to US$96.0 million, while overall gross profit margin increased 1.9% to 10.0%.

Agri-business

The Group's agribusiness is classified into four main business lines – feed, food integration, breeding and rearing, and biochemical. Compared with the first half year of last year, all of the four business lines recorded gains in their turnover and overall gross profit this year. Among them, the breeding and rearing sector and the food integration sector posted more favorable increments. Below is a comparison of the consolidated gross profit of each business line for the first half year of 2007 to that of 2006:

Consolidated Gross Profit


US$' Million
60
50
40
30
20
10
0
-10
56.9
55.3
-6.7
10.1
1.8
15.4
8.2
8.1
4.0
7.1
Feed
Breeding and Rearing
Food Integration
Biochemical
Others
1H 2006
1H 2007

With the periodic threat of animal diseases in recent years, China's husbandry industry has been under immense pressure and in the first half of 2007 the market experienced an all-time low livestock stock level. Due to this supply shortage in addition to the restricted time frame of the livestock growing cycle, overall food prices in China showed significant increases, with pork prices rising the most followed by poultry. This, in turn, corresponded to increases in the selling prices of the Group's products. As a result, profit margin of the Group's breeding and rearing business and food integration business skyrocketed in the first half of 2007; overall profitability, however, was strained by the rising cost of energy and raw materials.

In an effort to combat the rising material and energy costs, the Group has been leveraging a centralized purchasing unit to minimize the impact of these costs, as well as constantly finding innovative ways to boost efficiency with technological advancements.

Feed

Feed accounted for 55.0% (2006: 57.0%) of the consolidated turnover of the Group. The consolidated turnover of the feed business increased 17.2% to US$527.0 million during the first half year of 2007. Owing to the rising raw material cost, gross profit was offset by 2.8% to US$55.3 million while gross profit margin was reduced by 2.1% to 10.5%.

Feed (continued)

The Group's major feed products include poultry, swine, aqua and cattle feed. Poultry and swine feed accounted for the majority, approximately 50.4% and 28.6% of the total, respectively. Aqua feed sales have also increased to 7.3% of the Group's total feed sales.

1H 2007 Feed Sales Distribution **1H 2006 Feed Sales Distribution**



7.3%
28.6%
50.4%
3.9%
9.8%
6.7%
33.4%
44.9%
4.6%
10.4%
Poultry Feed
Aqua Feed
Swine Feed
Cattle Feed
Other Feed

As more and more breeders gradually reentered the rearing business, overall market demand on feed soared during the first half of 2007. Average market selling price of complete poultry feed went up 6.5% and sales volume of the Group's poultry feed rose 19.5% to 1.2 million tons. Likewise, the average price of corn, the main raw material in our production for feed, also went up to RMB1.55 per kg, an increase of 18.5% compared with the same period last year.

As for swine feed business, sales recorded a slight drop of 3.5% as compared with the same period last year despite an increase of 10.3% in the average market selling price of complete swine feed. The aftermath of swine diseases caused swine breeders to be more cautious and keep their rearing low despite heftier market price increase in swine finished products compared to poultry products. Swine rearing is seen as higher risk than poultry rearing factoring in the much longer swine rearing cycle of five to eight months.

In the first half of year 2007, the Group has already invested approximately RMB27 million in the development of the aqua feed business in view of the continual expansion in this sector.

Food Integration

The food integration business, the Group's second largest business, accounted for approximately 26.1% (2006: 27.9%), or approximately US$250.0 million, of the Group's consolidated turnover in the first half of 2007. Both gross profit and gross profit margin increased significantly from the same period last year, with the gross profit rising 8.6 times to US$15.4 million and gross profit margin edging up to 6.2%. The increase in general food prices in China has escalated into a rapid price increase in the poultry meat products. According to National Bureau of Statistics of China, poultry meat prices rocketed 20.7% as compared with the same period last year. As a result, sales of both the Group's raw and cooked foods recorded a double-digit growth despite a fall in the Group's domestic sales volume from 90,000 tons to 81,000 tons. Export sales, on the other hand, recorded stable growth with sales volume increased 1.0% to 20,000 tons over the same period last year.

Food Integration (continued)

In light of the rising demand in China for poultry meat along with a higher consumer awareness of food safety and a change in their consumption patterns, the Group continues to uphold great emphasis on food safety and quality control in addition to new product development. Catering to the different needs of the consumer, the Group has launched approximately 60 new food products under "Chia Tai Food" during the first half of 2007. Many of these products are sold widely in the supermarkets and hypercenters in China.

Breeding and Rearing

Breeding and rearing accounted for approximately 6.2% (2006: 3.9%) of the Group's consolidated turnover with sales of the Group's breeding and rearing business doubling to US$59.4 million. Gross profit turned around from a loss to a profit of US$10.1 million. This turnaround came not only due to an upward trend in the market or the Group's continuous support to farmers by means of giving out technical support, but also the additional effort from the Chinese government in its policies favorable to farmers during a time more and more farmers regained their confidence in the breeding and rearing industry for their livelihood.

During the past year, animal diseases such as bird flu and swine high fever illness intermittently broke out in China; as a result, farmers kept low inventories of broilers, swine, commercial day-old-chicks and piglets as a way to mitigate their risks. On top of these inventory shortages was the restricted time frame of the growing cycle. All of these factors fueled the increase in food prices in China. According to the China Animal Agriculture Association, the selling price of day-old-chicks for the first six months this year went from RMB2.28 to RMB2.82 per bird, indicating an average price of RMB2.48 per bird which was an increase of 60.1% from the same period last year. Meanwhile, average broilers' selling price also soared 31.1% to RMB12.4 per kg while average selling price of piglets and live pigs rose 65.7% to RMB13.77 and 47.1% to RMB9.71 per kg, respectively, from the same period last year. The Group's breeding and rearing business benefited from this improving sales environment.

As for the layers breeding and rearing business, it is on track with the Group's development. Average market selling price of eggs surged by 30.9% to an average of RMB7.5 per kg. This in turn doubled the sales of the Group's layers segment of the breeding and rearing business to US$4.9 million, among which, sales volume of eggs grew 8.5% to 2,000 tons.

Biochemical

In the first half of year 2007, consolidated turnover of the biochemical business accounted for 4.2% of the Group's consolidated turnover (2006: 4.9%). Its consolidated turnover reached US$39.8 million, improved slightly by 2.3% from that of last year. However, the gross profit margin recorded a small drop of 0.8% to 20.4%.

The Group's biochemical products mainly include Chlortetracycline ("CTC") and L-Lysine monohydrochloride ("L-Lysine"). During the period under review, the increase in the average market price of CTC was not enough to offset its diminishing sales. Turnover of CTC dropped slightly to US$31 million. As for L-Lysine, the market was considered stable with a selling price that increased from between RMB1,500 to RMB4,000 per ton compared with last year.

Industrial Business

The Group's industrial business is the sale of motorcycles, automotive accessories and carburetors, and the distribution of the full range of Caterpillar products. During the first half of year 2007, net profit contributed to the Group's industrial business segment rose to US$1.7 million.

Effective from 1st April, 2006, the Chinese government reduced the excise tax for low-exhaust motorcycles, 250cc or lower, from 10% to 3%, benefiting the Group's jointly controlled entity Luoyang Northern Ek Chor Motorcycle Company Limited ("Northern Ek Chor") as it produces low-exhaust motorcycles. During the period under review, Northern Ek Chor's "Dayang" brand motorcycles were highly promoted, resulting in a 15.1% increase in its turnover to RMB650 million, and 19.5% in its sales volume to 250,000 vehicles.

The Group's another jointly controlled entity ECI Metro Investment Co., Ltd. ("ECI Metro") is the sole agent of Caterpillar construction machinery products in western China. Stimulated by the infrastructure development projects there, ECI Metro recorded continuous growth in sales and profit.

FINANCIAL REVIEW

Liquidity and Financial Resources

As at 30th June, 2007, the Group had total assets of US$994.8 million (31st December, 2006: US$971.8 million). Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total borrowings by the equity including minority interests) were US$527.4 million and 598.2% respectively, as compared to US$563.1 million and 554.7% as at 31st December, 2006.

Most of the borrowings by the Group are in U.S. dollars and RMB, and the interest rates ranged from 4.9% to 13.8% per annum for the period.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate.

All sales in the People's Republic of China ("PRC") are denominated in RMB, and export sales are denominated in foreign currencies. Foreign currencies are required for purchase of imported raw materials, parts and components, and the Group keeps necessary foreign currencies to meet its operational needs. The directors consider the appreciation of RMB in the period has had insignificant impact on the Group's business.

Capital Structure

The Group finances its working capital requirements through a combination of funds generated from operations and short term and long term bank loans. The Group had cash and cash equivalents of US$64.9 million as at 30th June, 2007 (31st December, 2006: US$55.1 million), an increase of US$9.8 million.

Charges on Group Assets

As at 30th June, 2007, out of the total borrowings of US$527.4 million (31st December, 2006: US$563.1 million) obtained by the Group, only US$193.7 million (31st December, 2006: US$195.0 million) were secured and accounted for 36.7% (31st December, 2006: 34.6%) of the total. Certain of the Group's property, plant and equipment and land lease prepayments located in PRC and Hong Kong with net book value of US$243.8 million (31st December, 2006: US$205.6 million) have been pledged as security for various short and long term bank loans.

Contingent Liabilities

As at 30th June, 2007, the guarantees provided by the Group were US$9.2 million (31st December, 2006: US$9.4 million).

Employee and Remuneration Policies

As at 30th June, 2007, the Group employed around 43,000 staff (including 15,000 staff from the jointly controlled entities and associates) in PRC and Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical coverage, subsidized training programme as well as a share option scheme.

UNAUDITED CONSOLIDATED RESULTS

The board of directors of the Company (the "Board") announces the unaudited consolidated results of the Group for the six months ended 30th June, 2007 together with the comparative figures for the corresponding period in 2006 and (for the information purpose) the audited comparative figures for the year ended 31st December, 2006, as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	**Six months ended 30th June, 2007 (Unaudited) *US$'000***	Six months ended 30th June, 2006 (Unaudited) *US$'000*	Year ended 31st December, 2006 (Audited) *US$'000*
Revenue	*2*	**957,946**	789,299	1,691,457
Cost of sales		**(861,985)**	(725,097)	(1,522,720)
Gross profit		**95,961**	64,202	168,737
Selling and distribution costs		**(36,600)**	(34,472)	(71,603)
General and administrative expenses		**(55,957)**	(49,674)	(109,532)
Other income	*3*	**7,387**	963	3,502
Other losses	*4*	**–**	(2,938)	(7,182)
Finance costs		**(18,396)**	(17,492)	(34,601)
Share of profits and losses of:				
Jointly controlled entities		**(977)**	(3,175)	1,282
An associate		**983**	553	1,704
Loss before tax	*5*	**(7,599)**	(42,033)	(47,693)
Tax	*6*	**(2,769)**	(2,455)	(6,638)
Loss for the period		**(10,368)**	(44,488)	(54,331)
Attributable to:				
Equity holders of the Company		**(8,254)**	(41,090)	(49,728)
Minority interests		**(2,114)**	(3,398)	(4,603)
		(10,368)	(44,488)	(54,331)
		US cent	*US cents*	*US cents*
Loss per share attributable to equity holders of the Company:	*7*			
Basic		**(0.286)**	(1.422)	(1.721)
Diluted		**N/A**	N/A	N/A
Dividend per share		**–**	–	–

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Six months ended 30th June,		Year ended 31st December,
		2007	2006	2006
		(Unaudited)	(Unaudited)	(Audited)
	Notes	***US$'000***	*US$'000*	*US$'000*
Surplus on revaluation		**–**	–	2,976
Exchange differences on translation of foreign currency financial statements and exchange realignment	*12*	**2,354**	1,616	4,581
Net gains not recognized in the income statement		**2,354**	1,616	7,557
Release of reserves upon deregistration of a subsidiary	*12*	**(30)**	–	–
Acquisition of additional interests in a subsidiary	*12*	**(234)**	–	–
Dividends paid to minority interests	*12*	**(5,059)**	(3,501)	(2,945)
Net loss for the period/year	*12*	**(10,368)**	(44,488)	(54,331)
Total changes in equity		**(13,337)**	(46,373)	(49,719)

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30th June, 2007 (Unaudited) US$'000	31st December, 2006 (Audited) US$'000
Non-current assets			
Property, plant and equipment	8	**442,879**	447,733
Investment properties		**4,245**	4,129
Land lease prepayments		**49,244**	48,731
Non-current livestock		**14,367**	12,009
Interests in jointly controlled entities		**66,459**	83,047
Interests in an associate		**27,488**	26,801
Available-for-sale investments		**1,480**	1,480
Goodwill		**2,928**	2,515
Deferred tax assets		**2,011**	2,011
Total non-current assets		**611,101**	628,456
Current assets			
Current livestock		**22,659**	17,755
Inventories		**192,660**	177,033
Accounts receivable, other receivables and deposits	9	**79,850**	59,279
Bills receivable		**4,212**	4,675
Tax recoverable		**47**	47
Due from minority shareholders		**1,525**	5,620
Due from related companies		**12,595**	13,610
Pledged deposits		**5,296**	10,199
Cash and cash equivalents		**64,877**	55,107
Total current assets		**383,721**	343,325

CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

	Notes	**30th June, 2007 (Unaudited) US$'000**	31st December, 2006 (Audited) US$'000
Current liabilities			
Accounts payable, other payables and accrued expenses	10	**264,365**	251,596
Bills payable		**6,933**	10,577
Tax payable		**6,165**	4,908
Provisions for staff bonuses and welfare benefits		**8,290**	7,739
Due to related companies		**78,021**	22,182
Due to minority shareholders		**15,445**	10,203
Interest-bearing bank and other loans		**396,241**	435,450
Total current liabilities		**775,460**	742,655
Net current liabilities		**(391,739)**	(399,330)
Total assets less current liabilities		**219,362**	229,126
Non-current liabilities			
Interest-bearing bank and other loans		**(131,189)**	(127,616)
Net assets		**88,173**	101,510
Equity			
Equity attributable to equity holders of the Company			
Issued capital	11	**28,898**	28,898
Share premium account	12	**73,897**	73,897
Reserves	12	**(55,428)**	(48,843)
		47,367	53,952
Minority interests	12	**40,806**	47,558
Total equity		**88,173**	101,510

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30th June, 2007 (Unaudited) *US$'000*	Six months ended 30th June, 2006 (Unaudited) *US$'000*	Year ended 31st December, 2006 (Audited) *US$'000*
Cash generated from operations	**65,421**	27,773	70,144
Interest paid	**(18,396)**	(17,492)	(37,092)
Tax paid	**(1,659)**	(1,339)	(5,490)
Net cash inflow from operating activities	**45,366**	8,942	27,562
Net cash inflow/(outflow) from investing activities	**11,539**	(34,601)	(67,785)
Net cash inflow/(outflow) before financing activities	**56,905**	(25,659)	(40,223)
Net cash (outflow)/inflow from financing activities	**(49,005)**	(5,704)	28,263
Increase/(Decrease) in cash and cash equivalents	**7,900**	(31,363)	(11,960)
Effect of exchange rate changes, net	**1,870**	805	1,113
Cash and cash equivalents at beginning of period	**55,107**	65,954	65,954
Cash and cash equivalents at end of period	**64,877**	35,396	55,107

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. **Basis of preparation and accounting policies**

The condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards ("IAS") 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31st December, 2006.

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st December, 2006. As described in the annual financial statements for the year ended 31st December, 2006, the following new standards, amendments to standards and interpretations are mandatory for financial year beginning on 1st January, 2007:

IAS 1 Amendment	Capital Disclosures; effective for annual periods beginning on or after 1st January, 2007
IFRS 7	Financial Instruments: Disclosures; effective for annual periods beginning on or after 1st January, 2007
IFRIC-Int 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies; effective for annual periods beginning on or after 1st March, 2006
IFRIC-Int 8	Scope of IFRS 2; effective for annual periods beginning on or after 1st May, 2006
IFRIC-Int 9	Reassessment of Embedded Derivatives; effective for annual periods beginning on or after 1st June, 2006
IFRIC-Int 10	Interim Financial Reporting and Impairment; effective for annual periods beginning on or after 1st November, 2006

Management has assessed the impact of these new standards, amendments to standards and interpretations where the adoption of these these new standards, amendments to standards and interpretations did not result in material impact on the financial statements of the Group and no substantial changes to the Group's accounting policies.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2007 and have not been early adopted:

IAS 23 (Revised)	Borrowing Costs; effective for annual periods beginning on or after 1st January, 2009
IFRS 8	Operating Segments; effective for annual periods beginning on or after 1st January, 2009
IFRIC-Int 11	Group and Treasury Share Transactions; effective for annual periods beginning on or after 1st March, 2007
IFRIC-Int 12	Service Concession Arrangements; effective for annual periods beginning on or after 1st January, 2008

The Group is in the process of making an assessment of the impact of the above standards, interpretations and amendments. So far, it has concluded that the adoption of these new standards, amendments to standards and interpretations is unlikely to have a significant impact on the Group's results of operations and financial position.

2. Revenue

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts and after elimination of intra-group transactions.

Segmental Information

Business segments

	Feedmill and poultry operations and trading of agricultural products *US$'000*	Manufacture and sale of motorcycles and accessories for automotives *US$'000*	Investment and property holding *US$'000*	Total *US$'000*
For the six months ended 30th June, 2007 (Unaudited)				
Segment revenue:				
Total sales	**1,054,524**	**-**	**256**	**1,054,780**
Intrasegment sales	**(96,583)**	**-**	**(251)**	**(96,834)**
Sales to external customers	**957,941**	**-**	**5**	**957,946**
Segment results	**8,283**	**(1,752)**	**(3,127)**	**3,404**
Other income	**5,005**	**-**	**3**	**5,008**
Interest income				**2,379**
Finance costs				**(18,396)**
Share of profits and losses of jointly controlled entities	**(4,466)**	**3,489**	**-**	**(977)**
Share of profit of an associate	**983**	**-**	**-**	**983**
Loss before tax				**(7,599)**
Tax				**(2,769)**
Loss for the period				**(10,368)**
For the six months ended 30th June, 2006 (Unaudited)				
Segment revenue:				
Total sales	866,205	-	34	866,239
Intrasegment sales	(76,908)	-	(32)	(76,940)
Sales to external customers	789,297	-	2	789,299
Segment results	(14,267)	(1,560)	(4,117)	(19,944)
Other income	361	-	167	528
Other losses	(2,938)	-	-	(2,938)
Interest income				435
Finance costs				(17,492)
Share of profits and losses of jointly controlled entities	(5,431)	2,256	-	(3,175)
Share of profit of an associate	553	-	-	553
Loss before tax				(42,033)
Tax				(2,455)
Loss for the period				(44,488)

3. Other Income

	Six months ended 30th June, **2007** (Unaudited) *US$'000*	2006 (Unaudited) *US$'000*	Year ended 31st December, 2006 (Audited) *US$'000*
Gain on disposal of subsidiaries	–	–	261
Gain on deregistration of a subsidiary	–	167	–
Unrealised gain on revaluation of livestock	**3,235**	–	–
Compensation of office decoration	**3**	–	–
Interest income	**2,379**	435	897
Tax refund in respect of reinvestment of distributed earnings from the ventures established in the PRC	**1,770**	361	2,344
	7,387	963	3,502

4. Other losses

	Six months ended 30th June, **2007** (Unaudited) *US$'000*	2006 (Unaudited) *US$'000*	Year ended 31st December, 2006 (Audited) *US$'000*
Changes in fair values of investment properties	–	–	58
Unrealised loss on revaluation of livestock	–	227	1,151
Impairment of items of property, plant and equipment	–	2,711	5,785
Impairment of goodwill	–	–	188
	–	2,938	7,182

5. Loss before tax

	Six months ended 30th June, **2007** (Unaudited) *US$'000*	2006 (Unaudited) *US$'000*	Year ended 31st December, 2006 (Audited) *US$'000*
The Group's loss before tax is arrived at after charging/(crediting):			
Foreign exchange gains, net	**(4,019)**	(1,211)	(1,845)
Depreciation	**24,228**	25,009	50,999
Amortisation of land lease prepayments	**663**	1,041	1,061
Staff costs	**67,293**	57,934	115,732
Loss on disposal of property, plant and equipment, net	**112**	156	755

6. **Tax**

	Six months ended 30th June, 2007 (Unaudited) US$'000	2006 (Unaudited) US$'000	Year ended 31st December, 2006 (Audited) US$'000
The Group:			
Provision for taxation in respect of profit for the period/year:			
the PRC:			
Mainland China	**2,769**	2,455	6,245
Deferred tax asset	**-**	-	393
Tax charge for the period/year	**2,769**	2,455	6,638

No provision for Hong Kong profits tax has been made as the Group earned no assessable income in Hong Kong during the period/year (2006: nil).

7. **Loss per share attributable to equity holders of the Company**

Loss per share is calculated based on the net loss from ordinary activities attributable to equity holders of the Company of US$8,254,000 (2006: net loss of US$41,090,000) and the weighted average of 2,889,730,786 shares (2006: 2,889,730,786 shares) of the Company in issue during the period.

A diluted loss per share amount for the period has not been disclosed as no diluting events existed during the period.

8. **Property, plant and equipment**

	Office premises in Hong Kong US$'000	Office premises in Mainland China US$'000	Industrial buildings in Mainland China US$'000	Plant and machinery US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles and transport facilities US$'000	Construction in progress US$'000	Total US$'000
Cost or valuation:								
1st January, 2007	12,297	5,068	298,576	568,119	77,359	26,590	33,819	1,021,828
Additions	-	-	2,842	1,366	1,297	972	3,905	10,382
Transfer in/(out)	-	-	7,055	15,253	193	15	(22,516)	-
Disposals	-	-	(4,105)	(2,896)	(499)	(1,923)	(94)	(9,517)
Deregistration of a subsidiary	-	-	(83)	(145)	(45)	(49)	-	(322)
Exchange realignment	-	-	10,369	16,585	1,548	730	1,029	30,261
30th June, 2007	**12,297**	**5,068**	**314,654**	**598,282**	**79,853**	**26,335**	**16,143**	**1,052,632**
Accumulated depreciation and impairment losses:								
1st January, 2007	-	-	128,675	376,518	49,500	19,402	-	574,095
Depreciation provided during the period	-	10	7,193	14,006	1,944	1,075	-	24,228
Disposal	-	-	(1,833)	(2,266)	(377)	(1,624)	-	(6,100)
Deregistration of a subsidiary	-	-	(16)	(40)	(19)	(30)	-	(105)
Exchange realignment	-	-	3,913	12,056	1,104	562	-	17,635
30th June, 2007	**-**	**10**	**137,932**	**400,274**	**52,152**	**19,385**	**-**	**609,753**
Net book value:								
30th June, 2007	**12,297**	**5,058**	**176,722**	**198,008**	**27,701**	**6,950**	**16,143**	**442,879**
31st December, 2006	12,297	5,068	169,901	191,601	27,859	7,188	33,819	447,733

9. Accounts receivable, other receivables and deposits

The Group normally grants a credit policy of up to 90 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest bearing. An aged analysis of the accounts receivable, based on the invoice date, together with other receivables and deposits is as follows:

	30th June, 2007 (Unaudited) *US$'000*	31st December, 2006 (Audited) *US$'000*
Less than 90 days	**27,677**	23,333
91 to 180 days	**1,654**	1,022
181 to 360 days	**367**	350
Over 360 days	**1,644**	1,425
	31,342	26,130
Other receivables and deposits	**51,039**	34,365
	82,381	60,495
Less: Impairment of accounts and other receivables	**(2,531)**	(1,216)
	79,850	59,279

10. Accounts payable, other payables and accrued expenses

An aged analysis of the accounts payable, based on the date of receipt of the respective goods, together with other payables and accrued expenses of the Group is as follows:

	30th June, 2007 (Unaudited) *US$'000*	31st December, 2006 (Audited) *US$'000*
Less than 90 days	**122,635**	98,640
91 to 180 days	**9,532**	7,845
181 to 360 days	**7,213**	5,126
Over 360 days	**3,432**	3,126
	142,812	114,737
Other payables and accrued expenses	**121,553**	136,859
	264,365	251,596

Accounts payable are non-interest bearing and are normally settled on 60-day terms. Other payables and accrued expenses are non-interest bearing and have an average term of one month.

11. Issued capital

	Number of shares		Issued capital	
	30th June, 2007 (Unaudited)	31st December, 2006 (Audited)	**30th June, 2007 (Unaudited) *US$'000***	31st December, 2006 (Audited) *US$'000*
Authorised:				
15,000,000,000 ordinary shares of US$0.01 each			**150,000**	150,000
Issued and fully paid:				
At beginning and end of period/year	**2,889,730,786**	2,889,730,786	**28,898**	28,898

12. Reserves

	Attributable to equity holders of the Company										
	Share premium account *US$'000*	Share option reserve *US$'000*	Asset revaluation reserve *US$'000*	Capital reserve *US$'000*	Reserve fund *US$'000*	Expansion fund *US$'000*	Exchange equalization reserve *US$'000*	Accumulated losses *US$'000*	Total *US$'000*	Minority interests *US$'000*	Total *US$'000*
1st January, 2007	73,897	8,470	10,565	28,865	22,420	11,669	(12,182)	(118,650)	25,054	47,558	72,612
Transfers from/(to) accumulated losses	-	-	-	-	939	236	-	(1,175)	-	-	-
Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	-	-	(234)	(234)
Exchange realignment	-	-	-	-	-	-	1,669	-	1,669	685	2,354
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	(5,059)	(5,059)
Deregistration of a subsidiary	-	-	-	-	-	-	-	-	-	(30)	(30)
Loss for the period	-	-	-	-	-	-	-	(8,254)	(8,254)	(2,114)	(10,368)
30th June, 2007	**73,897**	**8,470**	**10,565**	**28,865**	**23,359**	**11,905**	**(10,513)**	**(128,079)**	**18,469**	**40,806**	**59,275**

13. Related party transactions

(a) A portion of the Group's sales and purchases transactions, together with certain less significant commercial transactions, are with companies in which Messrs. Sumet Jiaravanon, Dhanin Chearavanont, Thanakorn Seriburi and Damrongdej Chalongphuntarat, directors of the Company, have beneficial interests. Details of major related party transactions in addition to the transactions and balances detailed elsewhere in the financial statements are set out as follows:

	Notes	**Six months ended 30th June, 2007 (Unaudited) *US$'000***	Six months ended 30th June, 2006 (Unaudited) *US$'000*	Year ended 31st December, 2006 (Audited) *US$'000*
Sales of goods to jointly controlled entities and an associate	*(i)*	**16,394**	11,520	22,366
Sales of goods to related companies	*(i)*	**14,985**	14,605	48,894
Purchases of raw materials from jointly controlled entities and an associate	*(ii)*	**18,138**	26,270	47,791
Purchases of raw materials from related companies	*(ii)*	**1,044**	1,034	1,071

Notes:

(i) The sales of goods were made by reference to the published prices and conditions offered to the major customers of the Group, except that a longer credit period was normally granted.

(ii) The purchases of raw materials were made by reference to the published prices and conditions offered to the major customers of the suppliers, except that a longer credit period was normally granted.

13. **Related party transactions** *(continued)*

(b) During the period, the Group paid a technical fee of US$30,769 (six months ended 30th June, 2006: US$30,769) to Dynamic Corporate Services Limited for the provision of technical and management support services to the Group. The technical fee was determined by reference to the agreed service fees between the parties.

Mr. Robert Ping-Hsien Ho, director of the Company, has beneficial interest in the share capital of Dynamic Corporate Services Limited.

(c) During the period, Hainan Chia Tai Animal Husbandry Co. Ltd., a wholly-owned subsidiary of the Company, received rental income of approximately US$336,000 (six months ended 30th June, 2006: US$315,000) from a related party, C.P. Aquaculture (Hainan) Co., Ltd.

(d) The amounts due from and to related companies are unsecured, non-interest bearing and have no fixed terms of repayment and arose, in the opinion of the directors, in the normal course of the Group's business activities. The carrying amounts of these amounts due from and to related companies approximate to their fair values.

(e) Compensation of key management personnel of the Group:

	Six months ended 30th June,	
	2007	2006
	(Unaudited)	(Unaudited)
	US$'000	*US$'000*
Short term employee benefits	**1,573**	1,782

The key management personnel of the Group are 15 directors and 3 senior management (2006: 15 directors and 4 senior management).

14. **Comparative figures**

Certain comparative figures have been reclassified to conform with the current period's presentation.

INTERIM DIVIDEND

The Board does not recommend an interim dividend for the six months ended 30th June, 2007 (2006: nil).

FINANCIAL REVIEW

The following analyses are the Group's total and attributable turnover under management (including turnover of the Company's jointly controlled entities and associates):

Analysis of the Group's total and attributable turnover under management

Six months ended 30th June, 2007

	Total turnover		**Group ownership**	**Attributable turnover**	
	US$ million	*%*	*%*	*US$ million*	*%*
PRC agri-business	1,321.3	87.6	29-100	1,023.8	91.7
PRC industrial business	187.0	12.4	28-55	92.8	8.3
	1,508.3	100.0		1,116.6	100.0

DISCLOSURE PURSUANT TO RULE 13.18 OF THE LISTING RULES

Save as disclosed below, the directors are not aware of any circumstances which would give rise to a disclosure obligation pursuant to the requirements under Rule 13.18 of the Listing Rules as at 30th June, 2007.

The Company entered into an agreement (the "Loan Facility Agreement") with two banks in Thailand relating to a loan facility of US$140.0 million (the "Loan Facility") on 18th April, 2005. The Loan Facility is to be repaid on 14 semi-annual consecutive instalments and the final maturity date of the Loan Facility is 28th April, 2012. As at 30th June, 2007, the outstanding amount owing by the Company under the Loan Facility was US$116.5 million.

Pursuant to the Loan Facility Agreement, it would be an event of default if the Company fails to procure that (1) C.P. Intertrade Co., Ltd. ("CP Intertrade") at all times maintains its shareholding in CPI Holding Co., Ltd. ("CPI") at not less than 99% (CP Intertrade currently holds 100% of the issued share capital of CPI) and (2) CPI and its affiliates (being (i) any person or entity which has a direct or indirect interest in CPI, or (ii) any company in which any such person(s) and/or entity(ies) together hold not less than a 30% interest) together at all times maintain their aggregate shareholding in the Company at not less than 46.51%. An affiliate of CPI has also undertaken to provide to the Company by way of equity injections or subordinated loans the proceeds of sale of its assets if and when it disposes of its assets. If any of the above-mentioned events of default occurs, all amounts outstanding under the Loan Facility would become immediately due and payable by the Company.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at 30th June, 2007, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept by the Company under section 352 of the SFO; or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

(i) Long position in shares of the Company

	Number of shares held, capacity and nature of interest					
Name of director	Directly beneficially owned	Through spouse or minor children	Through controlled corporation	Beneficiary of a trust	Total number of shares	Approximate percentage of the Company's issued share capital %
Mr. Sumet Jiaravanon	1,004,014,695	-	-	-	1,004,014,695	34.74

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES (CONTINUED)

(ii) Directors' interests in share options granted by the Company

Pursuant to the old share option scheme (the "Old Scheme") adopted on 10th April, 1992 which expired on 9th April, 2002 and the existing share option scheme (the "Existing Scheme") adopted by the Company on 26th November, 2002, certain directors were granted share options. As at 30th June, 2007, the interests of the directors of the Company in share options to subscribe for shares in the capital of the Company under the Old Scheme and the Existing Scheme were as follows:

Name of director	Date of grant	Number of shares issuable upon exercise of share options held as at 30th June, 2007	Period during which share options are exercisable	Price per share to be paid on exercise of share options HK$	Approximate percentage of shareholding %
Mr. Sumet Jiaravanon	26th February, 2003	12,800,000	26th February, 2003 to 25th February, 2013	0.3900	0.4429
	3rd May, 2004	12,800,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.4429
	19th May, 2005	12,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.4153
Mr. Dhanin Chearavanont	26th February, 2003	12,800,000	26th February, 2003 to 25th February, 2013	0.3900	0.4429
	3rd May, 2004	12,800,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.4429
	19th May, 2005	12,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.4153
Mr. Thanakorn Seriburi	10th August, 1998	17,500,000	10th August, 1998 to 10th August, 2008	0.3875	0.6056
	26th February, 2003	21,584,807	26th February, 2003 to 25th February, 2013	0.3900	0.7469
	3rd May, 2004	20,000,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.6921
	19th May, 2005	21,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.7267
Mr. Meth Jiaravanont	19th May, 2005	21,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.7267
Mr. Robert Ping-Hsien Ho	26th February, 2003	21,584,807	26th February, 2003 to 25th February, 2013	0.3900	0.7469
	3rd May, 2004	20,000,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.6921
	19th May, 2005	21,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.7267

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES (CONTINUED)

(ii) Directors' interests in share options granted by the Company (continued)

Saved as disclosed above, at no time during the period was the Company or any of its subsidiaries, a party to any arrangements to enable the directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Save as disclosed above, as at 30th June, 2007, none of the directors and chief executives of the Company had any interest or short position in shares, underlying shares or debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company under section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 30th June, 2007, the following persons (other than a director or chief executive of the Company) had the interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of shareholder	*Notes*	Capacity and nature of interest	Number of shares held *(Note 1)*	Approximate percentage of the Company's issued share capital %
Krung Thai Bank Public Company Limited	*(2)*	Person having a security interest in shares	1,004,014,695 (L)	34.74
CPI Holding Co., Ltd.	*(3)*	Beneficial owner	1,004,014,695 (L and S)	34.74
C.P. Intertrade Co., Ltd.	*(3)*	Interest of a controlled corporation	1,004,014,695 (L and S)	34.74
Worth Access Trading Limited	*(4)*	Beneficial owner	1,059,190,000 (L)	30.54
Charoen Pokphand Holding Company Limited	*(4)*	Interest of a controlled corporation	1,059,190,000 (L)	30.54
Charoen Pokphand Group Company Limited	*(4)*	Interest of a controlled corporation	1,059,190,000 (L)	30.54

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES (CONTINUED)

Notes:

(1) The letter "L" denotes a long position whilst the letter "S" denotes a short position.

(2) 1,004,014,695 shares were held by Krung Thai Bank Public Company Limited as security.

(3) CPI Holding Co., Ltd. beneficially owned 1,004,014,695 shares. It also has a short position in 1,004,014,695 shares. C.P. Intertrade Co., Ltd. has declared an interest in these shares by virtue of its shareholding in CPI Holding Co., Ltd.

(4) Worth Access Trading Limited has a long position in 1,059,190,000 shares (including 481,250,000 shares and the subscription rights of 577,940,000 shares attached to the warrants). Charoen Pokphand Holding Company Limited has declared an interest in these same 1,059,190,000 shares by virtue of its shareholding in Worth Access Trading Limited whilst Charoen Pokphand Group Company Limited has also declared an interest in such number of shares by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

Save as disclosed above, so far as is known to the directors, as at 30th June, 2007, no person (not being a director or chief executive of the Company) had an interest or a short position in shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

SHARE OPTION SCHEME

Details of the directors' interest in the Old Scheme and the Existing Scheme are set out in the sub-section headed "Directors' interests in share options granted by the Company" under section headed "Directors' and chief executives' interests and short positions in shares, underlying shares or debentures" above.

SHARE OPTION SCHEME (CONTINUED)

Outstanding share options

As at 30th June, 2007, options to subscribe for an aggregate of 697,744,234 shares (which include the options granted to certain directors as disclosed above) of the Company granted pursuant to the Old Scheme and the Existing Scheme were outstanding. Details are as follows:

	Number of share options								
Category of participant	At 1st January, 2007	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	At 30th June, 2007	Date of grant	Exercise period	Exercise price HK$
(i) directors in aggregate	17,500,000	-	-	-	-	17,500,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875
	68,769,614	-	-	-	-	68,769,614	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900
	65,600,000	-	-	-	-	65,600,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	87,000,000	-	-	-	-	87,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
(ii) other senior executives in aggregate	60,739,236	-	-	-	-	60,739,236	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900
	49,248,078	-	-	-	-	49,248,078	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	41,848,078	-	-	-	-	41,848,078	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
(iii) other employees in aggregate	7,700,000	-	-	-	-	7,700,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875
(iv) other participants in aggregate	25,000,000	-	-	-	-	25,000,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875
	86,339,228	-	-	-	-	86,339,228	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900
	80,000,000	-	-	-	-	80,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	108,000,000	-	-	-	-	108,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
	697,744,234	-	-	-	-	697,744,234			

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving high standards of corporate governance that properly protect and promote the interests of all the shareholders and enhance corporate value and accountability.

The Company has complied with all the code provisions prescribed in the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th June, 2007, save for a deviation from code provision A.4.2.

This provision stipulates that every director, including one appointed for a specific term, should be subject to retirement by rotation at least once every three years. The Company was incorporated in Bermuda under the C.P. Pokphand Company Act, 1988 (the "Private Act"). Pursuant to paragraph 3(e) of the Private Act, the executive chairman of the Company shall not be subject to retirement by rotation at each annual general meeting. In order to achieve the intended effect of this code provision, Mr. Dhanin Chearavanont, the Executive Chairman, intends to voluntarily retire by rotation in such manner and at such frequency as provided for other directors under the Bye-Laws of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as the Company's code of conduct for dealings in securities of the Company by the directors. Having made specific enquiry of all directors, the directors have complied with the required standard as set out in the Model Code throughout the six months ended 30th June, 2007.

AUDIT COMMITTEE

The Audit Committee comprises the three independent non-executive directors of the Company. The establishment of the Audit Committee serves to enhance corporate governance practice. The principal duties of the Audit Committee include the review and supervision of the Group's financial reporting process and internal controls. The Audit Committee has reviewed the Group's unaudited financial results for the six months ended 30th June, 2007.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the period under review.

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 25th September, 2007

As at the date of this interim report, the Board comprises twelve executive directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.



中期報告 2007

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

股份代號：43

目錄

管理層討論及分析

業務回顧

截至二零零七年六月三十日，卜蜂國際有限公司(「本公司」)及其附屬公司(「本集團」)的營運情況改善，股東應佔虧損收窄至8,300,000美元。期內綜合營業額較上年同期上升21.4%至957,900,000美元，綜合毛利額更上升49.5%至96,000,000美元，整體毛利率上升1.9%至10.0%。

農牧業務

本集團的農牧業務主要分四條事業線—飼料、食品一條龍、畜牧及生化。二零零七年上半年各事業線之營業額及整體毛利額均較上年同期上升，當中以畜牧及食品一條龍事業的毛利額更錄得可觀的增長。以下是各事業線於二零零七上半年與二零零六年同期的綜合毛利額比較：


綜合毛利額
百萬美元
2006年上半年
2007年上半年
60
50
40
30
20
10
0
-10
56.9
55.3
-6.7
10.1
1.8
15.4
8.2
8.1
4.0
7.1
飼料
畜牧
食品
一條龍
生化
其他

近年中國畜禽事業仍間歇受到動物疾病的威脅，致國內的畜禽存欄量在二零零七年上半年出現嚴重短缺。在肉食品供應不平衡及畜禽生長週期的限制下，國內整體糧食價格持續上升，當中尤以豬及禽價格最為急速上漲；本集團的禽豬銷售價格亦隨市場而上升，增強本集團的畜牧及食品一條龍事業的盈利能力；但國內的能源及原材料價格不斷上升，致本集團未能完全反映因價格上升而帶來的利潤。

為減少原材料及能源價格上升對生產成本的影響，本集團採用不同的模式或技術以增加效益：透過中央採購以減低波動的原料價格對成本的影響；尋找創新的技術，以提高效率及降低能源消耗。

飼料

在二零零七年首六個月，飼料業務的綜合營業額為527,000,000美元，較二零零六年同期上升了17.2%及佔本集團綜合營業額55.0%(二零零六年： 57.0%)；該業務的毛利額在原材料價格上漲的威脅下錄得55,300,000美元，與去年同期相比減少了2.8%，毛利率亦減少了2.1%至10.5%。

飼料(續)

本集團的飼料產品主要包括禽、豬、水產及牛飼料，而當中仍然以禽及豬的飼料比例較重，分別約佔50.4%及28.6%；水產飼料的比重亦慢慢提高至7.3%。



2007年上半年飼料營業額分佈
7.3%
28.6%
50.4%
3.9%
9.8%
2006年上半年飼料營業額分佈
6.7%
33.4%
44.9%
4.6%
10.4%
禽料
水產料
豬料
牛料
其他飼料

回顧二零零七年上半年，國內養殖業的補欄積極性出現增加，國內整體飼料需求及飼料的銷售價格於期內逐步攀升，其中肉雞全價飼料的市場平均售價較上年同期上漲了6.5%，而本集團的禽料銷售量亦較上年同期上升了19.5%至1,200,000噸。至於成本方面，飼料的主要原材料之玉米每公斤平均價格於期間升至人民幣1.55元，與去年同期相比增長了18.5%。

關於豬飼料的業務，雖然豬完成產品銷售價格較禽肉上漲幅度更大，但毛豬生長週期約五至八個月，養殖風險較高，在豬養殖戶對豬疫病仍有所恐懼的情況下，豬補欄積極性仍未回復疫前水平。縱使育肥豬全價飼料的市場平均價格較上年同期上升10.3%，本集團豬飼料的營業額與上年同期相比仍輕微減少了3.5%。

在二零零七年上半年，本集團對水產飼料之資本開支約人民幣27,000,000元，以配合國內水產飼料業務持續增長的機會。

食品一條龍

食品一條龍業務為本集團第二大業務，二零零七年首六個月的綜合營業額佔本集團的綜合營業額約26.1%(二零零六年： 27.9%)，約為250,000,000美元；毛利額及毛利率均較上年同期大幅上升，毛利額上升了8.6倍至15,400,000美元及毛利率上升至6.2%。因中國糧食價格上升，當中禽肉食品更是急漲，根據國家統計局的資料，禽肉價格較上年同期上升20.7%，令本集團的生品和熟品的營業額均有雙位數字的增長。而本集團於國內食品銷售量由二零零六年上半年的90,000噸輕微減少至81,000噸；食品出口量則保持穩定增長，二零零七年上半年較上年同期增加1.0%至20,000噸。

食品一條龍(續)

中國禽肉需求量持續增加，同時，消費者對禽肉產品的安全認識和消費模式都有較大改變；就此本集團嚴格管理產品品質並加大研發力度以推出不同食品予消費者。於二零零七年上半年，本集團共推出了約60餘種以「正大食品」為品牌的新款食品，並於國內各大超市及大賣場銷售。

畜牧

畜牧業務的綜合營業額佔本集團的綜合營業額約6.2%(二零零六年：3.9%)並較上年同期上升近一倍至59,400,000美元；毛利額更由虧轉盈至10,100,000美元。這結果除有賴市場銷售價格上升及本集團所提供的技術及商品代雞苗或肉豬苗已給予農戶信心外，亦有賴中國政府加大對畜禽生產的扶持而增強農戶補欄的信心。

於過去的一年，動物疫病如禽流感和豬高熱病等於國內仍偶有發生；養殖戶為減低風險，對肉雞、肉豬、肉雞苗及肉豬苗均存欄不足。在生長週期限制下，畜禽出欄量遠低於市場的需求量，市場價格因而急速上漲。根據中國畜牧業協會：二零零七年一至六月份肉雞苗銷售價格為每羽介乎人民幣2.28元至人民幣2.82元,平均每羽約人民幣2.48元，較去年同期上升60.1%；肉雞銷售價格則平均每公斤約人民幣12.4元，較上年同期上升31.1%。而仔豬和活豬於同期的平均市場價格分別為每公斤人民幣13.77元和人民幣9.71元，與去年相比分別漲65.7%和47.1%。因此，本集團的肉雞、肉豬、肉雞苗及肉豬苗的銷售情況得到改善。

至於本集團的蛋雞業務，發展情況良好，市場雞蛋每公斤平均銷售價格為人民幣7.5元，較上年同期上漲30.9%；因此，本集團蛋雞業務營業額較上年提升1倍至4,900,000美元，當中雞蛋的銷售量增長8.5%至2,000噸。

生化

於二零零七年上半年，生化業務的綜合營業額佔本集團綜合營業額4.2%(二零零六年：4.9%)；該業務之綜合營業額為39,800,000美元，較上年度輕微上升了2.3%，但毛利率則輕微下降了0.8%至20.4%。

本集團的生化產品主要包括金霉素和賴氨酸。回顧期內的金霉素的營業額輕微下降至31,000,000美元，因銷售數量減少，抵銷平均銷售價格的上升。至於賴氨酸，市場之銷售價格已經穩定，與上年同期比較每噸提高了人民幣1,500元至人民幣4,000元。

工業業務

本集團的工業業務是經營摩托車、其零部件及化油器之銷售，和代理各種卡特彼勒工程機械。本集團工業部的利潤淨額貢獻於二零零七上半年上升至1,700,000美元。

自二零零六年四月一日起，國家對排量低於250毫升的摩托車徵收的消費稅由10%改為3%後，本集團之共同控制企業洛陽北方易初摩托車有限公司(「北方易初」)生產低排量的摩托車銷售量繼續穩步增長。期內北方易初加大促銷其『大陽』品牌的力度，讓摩托車營業額及銷量分別提升15.1%及19.5%至人民幣6.5億元及250,000輛。

本集團之另一家共同控制企業ECI Metro Investment Co., Ltd.(易初明通投資有限公司)(「易初明通」)是美國卡特彼勒公司工程機械產品在中國西部的獨家代理。在西部開發對工程機械需求的刺激下，易初明通的銷售及盈利均繼續錄得增長。

財務回顧

資金流動性及財政資源

於二零零七年六月三十日，本集團之總資產為994,800,000美元(二零零六年十二月三十一日：971,800,000美元)。總貸款及資本負債比率(資本負債比率計算方法為貸款總額除以權益總額包括少數股東權益)分別為527,400,000美元及598.2%，相對二零零六年十二月三十一日為563,100,000美元及554.7%。

本集團之大部份借貸為美元及人民幣，期間內之年利率約為4.9%至13.8%。

本集團未有安排任何利息及匯率對沖活動。

於中華人民共和國(「中國」)之所有銷售均以人民幣計算，而出口之銷售以外幣計算。本集團於購買入口原材料及零部件均需支付外幣，並持有足夠外幣以應付其營運所需。董事認為於本期間人民幣升值對本集團之業務並無重大影響。

資本結構

本集團透過營運資金及短期及長期銀行貸款，以解決其營運資金需求。於二零零七年六月三十日，本集團持有現金及現金等額增加9,800,000美元至64,900,000美元（二零零六年十二月三十一日：55,100,000美元）。

集團資產抵押

於二零零七年六月三十日，本集團總貸款為527,400,000美元（二零零六年十二月三十一日：563,100,000美元），其中193,700,000美元（二零零六年十二月三十一日：195,000,000美元）貸款需提供資產抵押，佔總額之36.7%（二零零六年十二月三十一日：34.6%）。本集團於中國及香港之若干物業、廠房及設備及預付土地租賃費之賬面淨額為243,800,000美元（二零零六年十二月三十一日：205,600,000美元），已用作短期及長期銀行貸款之抵押。

或然負債

於二零零七年六月三十日，本集團提供擔保數額為9,200,000美元（二零零六年十二月三十一日：9,400,000美元）。

僱員及酬金政策

於二零零七年六月三十日，本集團於中國及香港共聘用約43,000名僱員（包括共同控制企業及聯營公司的15,000名僱員）。本集團根據僱員的表現、經驗及當時的市場薪酬，釐訂其薪津，並酌情授予花紅。其他僱員福利包括保險及醫療、資助培訓，以及購股權計劃。

未經審核綜合業績

本公司董事會(「董事會」)謹宣佈本集團截至二零零七年六月三十日止六個月之未經審核綜合業績，連同二零零六年同期及截至二零零六年十二月三十一日止年度之經審核業績(作參閱性質)之比較列載如下：

簡明綜合損益賬

	附註	截至六月三十日止六個月 二零零七年 (未經審核) *千美元*	截至六月三十日止六個月 二零零六年 (未經審核) *千美元*	截至十二月三十一日止年度 二零零六年 (經審核) *千美元*
收入	*2*	**957,946**	789,299	1,691,457
銷售成本		**(861,985)**	(725,097)	(1,522,720)
毛利		**95,961**	64,202	168,737
銷售及分銷成本		**(36,600)**	(34,472)	(71,603)
行政及管理費用		**(55,957)**	(49,674)	(109,532)
其他收益	*3*	**7,387**	963	3,502
其他虧損	*4*	**–**	(2,938)	(7,182)
財務成本		**(18,396)**	(17,492)	(34,601)
應佔溢利及虧損：				
共同控制企業		**(977)**	(3,175)	1,282
一家聯營公司		**983**	553	1,704
除稅前虧損	*5*	**(7,599)**	(42,033)	(47,693)
稅項	*6*	**(2,769)**	(2,455)	(6,638)
期內虧損		**(10,368)**	(44,488)	(54,331)
由下列人士分佔：				
本公司股東		**(8,254)**	(41,090)	(49,728)
少數股東權益		**(2,114)**	(3,398)	(4,603)
		(10,368)	(44,488)	(54,331)
		美仙	*美仙*	*美仙*
本公司股東應佔之每股虧損：	*7*			
基本		**(0.286)**	(1.422)	(1.721)
攤薄後		**不適用**	不適用	不適用
每股股息		**–**	–	–

簡明綜合權益變動表

	附註	截至六月三十日止六個月 二零零七年 (未經審核) 千美元	二零零六年 (未經審核) 千美元	截至十二月三十一日止年度 二零零六年 (經審核) 千美元
重估盈餘		–	–	2,976
換算以外幣為單位之財務報告之兌換差額及外匯調整	12	**2,354**	1,616	4,581
未計入損益賬之溢利淨額		**2,354**	1,616	7,557
註銷一家附屬公司之回撥儲備	12	**(30)**	–	–
收購一家附屬公司之額外權益	12	**(234)**	–	–
分配給少數股東之股息	12	**(5,059)**	(3,501)	(2,945)
期間內／年度內虧損	12	**(10,368)**	(44,488)	(54,331)
權益變動總額		**(13,337)**	(46,373)	(49,719)

簡明綜合資產負債表

	附註	二零零七年 六月三十日 (未經審核) 千美元	二零零六年 十二月三十一日 (經審核) 千美元
非流動資產			
物業、廠房及設備	8	**442,879**	447,733
投資物業		**4,245**	4,129
預付土地租賃費		**49,244**	48,731
非當期禽畜		**14,367**	12,009
共同控制企業權益		**66,459**	83,047
一家聯營公司權益		**27,488**	26,801
可供出售之投資		**1,480**	1,480
商譽		**2,928**	2,515
遞延税項資產		**2,011**	2,011
非流動資產合計		**611,101**	628,456
流動資產			
當期禽畜		**22,659**	17,755
存貨		**192,660**	177,033
應收賬項、其他應收賬項及按金	9	**79,850**	59,279
應收票據		**4,212**	4,675
可退回税項		**47**	47
應收少數股東款項		**1,525**	5,620
應收相關企業款項		**12,595**	13,610
抵押存款		**5,296**	10,199
現金及現金等額		**64,877**	55,107
流動資產合計		**383,721**	343,325

簡明綜合資產負債表(續)

	附註	二零零七年 六月三十日 (未經審核) 千美元	二零零六年 十二月三十一日 (經審核) 千美元
流動負債			
應付賬項、其他應付賬項及預提費用	10	**264,365**	251,596
應付票據		**6,933**	10,577
應付税項		**6,165**	4,908
職工獎金及福利撥備		**8,290**	7,739
應付相關企業款項		**78,021**	22,182
應付少數股東款項		**15,445**	10,203
附利息之銀行貸款及其他貸款		**396,241**	435,450
流動負債合計		**775,460**	742,655
流動負債淨額		**(391,739)**	(399,330)
總資產減流動負債		**219,362**	229,126
非流動負債			
附利息之銀行貸款及其他貸款		**(131,189)**	(127,616)
資產淨值		**88,173**	101,510
權益			
本公司股東應佔權益			
已發行股本	11	**28,898**	28,898
股份溢價賬	12	**73,897**	73,897
儲備	12	**(55,428)**	(48,843)
		47,367	53,952
少數股東權益	12	**40,806**	47,558
權益總額		**88,173**	101,510

簡明綜合現金流量表

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零七年	二零零六年	二零零六年
	(未經審核)	(未經審核)	(經審核)
	千美元	*千美元*	*千美元*
源自經營業務之現金	**65,421**	27,773	70,144
已付利息	**(18,396)**	(17,492)	(37,092)
已付稅項	**(1,659)**	(1,339)	(5,490)
源自經營業務之現金流入淨額	**45,366**	8,942	27,562
投資業務之現金流入／(出)淨額	**11,539**	(34,601)	(67,785)
未計融資業務之現金流入／(出)淨額	**56,905**	(25,659)	(40,223)
融資業務之現金流(出)／入淨額	**(49,005)**	(5,704)	28,263
現金及現金等額之增加／(減少)	**7,900**	(31,363)	(11,960)
兌換率變更之淨影響	**1,870**	805	1,113
本期初之現金及現金等額	**55,107**	65,954	65,954
本期終之現金及現金等額	**64,877**	35,396	55,107

簡明綜合財務報告附註

1. **編制基準及會計準則**

本簡明綜合中期財務報告乃未審核及按國際會計準則委員會頒佈的國際會計準則(「國際會計準則」)第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16之有關規定而編製。

本未經審核簡明綜合中期財務報告應與截至二零零六年十二月三十一日止年度之年度財務報告一併閱讀。

所採用之會計政策與截至二零零六年十二月三十一日止年度之年度財務報告所採用的會計政策一致。誠如截至二零零六年十二月三十一日止年度之年度財務報告所述，下列新增準則、準則的修訂和詮釋於二零零七年一月一日起之財政年度開始強制執行：

國際會計準則第1號(經修訂)	資本披露；自二零零七年一月一日或以後開始之年度期間生效
國際財務報告準則第7號	金融工具： 披露；自二零零七年一月一日或以後開始之年度期間生效
國際財務報告詮釋委員會 — 詮釋第7號	根據國際會計準則第29號就嚴重通脹經濟的財務報告採用重列法；自二零零六年三月一日或以後開始之年度期間生效
國際財務報告詮釋委員會 — 詮釋第8號	國際財務報告準則第2號的範圍；自二零零六年五月一日或以後開始之年度期間生效
國際財務報告詮釋委員會 — 詮釋第9號	重新評估嵌入式衍生工具；自二零零六年六月一日或以後開始之年度期間生效
國際財務報告詮釋委員會 — 詮釋第10號	中期財務報告及減值準備；自二零零六年十一月一日或以後開始之年度期間生效

管理層已評估上述新增準則、準則的修訂和詮釋之影響，採納此等新增準則、準則的修訂和詮釋不會對本集團之財務報告構成重大影響，亦不會對本集團之會計政策造成重大變動。

下列已頒佈但在二零零七年仍未生效的新訂準則、準則的修訂和詮釋並無提早採用：

國際會計準則第23號(經修訂)	借貸成本；自二零零九年一月一日或以後開始之年度期間生效
國際財務報告準則第8號	營運分部；自二零零九年一月一日或以後開始之年度期間生效
國際財務報告詮釋委員會 — 詮釋第11號	集團及庫存股份交易；自二零零七年三月一日或以後開始之年度期間生效
國際財務報告詮釋委員會 — 詮釋第12號	服務經營權安排；自二零零八年一月一日或以後開始之年度期間生效

本集團現正對以上之準則、詮釋及修訂之影響作出評估。截至現時為止，本集團認為採納該等新頒佈之準則、準則的修訂和詮釋將不會對本集團的經營業績及財務狀況構成重大影響。

2. **收入**

收入，即本集團之營業額，乃指租金收益及扣除退貨及貿易折扣後之銷售發票淨值，惟不包括集團內部交易。

分部資料

業務分部

	飼料廠及禽畜業務及農產品貿易 千美元	產銷摩托車及汽車零部件 千美元	投資及物業控股 千美元	總額 千美元
截至二零零七年六月三十日止六個月（未經審核）				
分部收入：				
總銷售	**1,054,524**	**–**	**256**	**1,054,780**
分部間之銷售	**(96,583)**	**–**	**(251)**	**(96,834)**
銷售予外來顧客	**957,941**	**–**	**5**	**957,946**
分部業績	**8,283**	**(1,752)**	**(3,127)**	**3,404**
其他收益	**5,005**	**–**	**3**	**5,008**
利息收入				**2,379**
財務費用				**(18,396)**
應佔共同控制企業溢利及虧損	**(4,466)**	**3,489**	**–**	**(977)**
應佔一家聯營公司溢利	**983**	**–**	**–**	**983**
除稅前虧損				**(7,599)**
稅項				**(2,769)**
期內虧損				**(10,368)**
截至二零零六年六月三十日止六個月（未經審核）				
分部收入：				
總銷售	866,205	–	34	866,239
分部間之銷售	(76,908)	–	(32)	(76,940)
銷售予外來顧客	789,297	–	2	789,299
分部業績	(14,267)	(1,560)	(4,117)	(19,944)
其他收益	361	–	167	528
其他虧損	(2,938)	–	–	(2,938)
利息收入				435
財務費用				(17,492)
應佔共同控制企業溢利及虧損	(5,431)	2,256	–	(3,175)
應佔一家聯營公司溢利	553	–	–	553
除稅前虧損				(42,033)
稅項				(2,455)
期內虧損				(44,488)

3. 其他收益

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零七年	二零零六年	二零零六年
	(未經審核)	(未經審核)	(經審核)
	千美元	*千美元*	*千美元*
出售附屬公司之溢利	–	–	261
註銷一家附屬公司所得溢利	–	167	–
重估禽畜值之未變現溢利	**3,235**	–	–
辦公室裝修之賠償	**3**	–	–
利息收息	**2,379**	435	897
於中國成立之企業之利潤分配作再投資所得之退稅	**1,770**	361	2,344
	7,387	963	3,502

4. 其他虧損

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零七年	二零零六年	二零零六年
	(未經審核)	(未經審核)	(經審核)
	千美元	*千美元*	*千美元*
投資物業公允值變之虧損	–	–	58
重估禽畜之未變現虧損	–	227	1,151
物業、廠房及設備之減值	–	2,711	5,785
商譽之減值	–	–	188
	–	2,938	7,182

5. 除稅前虧損

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零七年	二零零六年	二零零六年
	(未經審核)	(未經審核)	(經審核)
	千美元	*千美元*	*千美元*
本集團所得之除稅前虧損經扣除／(計入)下列各項：			
外幣兌換溢利淨額	**(4,019)**	(1,211)	(1,845)
折舊	**24,228**	25,009	50,999
預付土地租賃費之攤銷	**663**	1,041	1,061
職工薪酬	**67,293**	57,934	115,732
出售物業、廠房及設備之虧損淨額	**112**	156	755

6. **稅項**

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零七年（未經審核）	二零零六年（未經審核）	二零零六年（經審核）
	千美元	*千美元*	*千美元*
本集團：			
就期間／年度內溢利之稅項撥備：			
中國：			
大陸地區	**2,769**	2,455	6,245
遞延稅項資產	–	–	393
期間／年度內稅項總支出	**2,769**	2,455	6,638

因本期間／年度內本集團未有在香港賺取應課稅收入，所以未作香港稅項撥備（二零零六年：無）。

7. **本公司股東應佔之每股虧損**

每股虧損乃按股東應佔常規業務虧損淨額8,254,000美元（二零零六年：虧損淨額：41,090,000美元）及本公司於期間內已發行股份之加權平均數2,889,730,786股（二零零六年：2,889,730,786股）計算。

由於本期間內並不存在攤薄事項，本公司並無披露本期間內之每股攤薄後虧損。

8. **物業、廠房及設備**

	香港之寫字樓樓宇	中國之寫字樓樓宇	中國之工業樓宇	廠房及機器	傢俱、裝置及設備	汽車及運輸設施	在建工程	總額
	千美元	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*	*千美元*
成本或估值：								
二零零七年一月一日	12,297	5,068	298,576	568,119	77,359	26,590	33,819	1,021,828
添置	–	–	2,842	1,366	1,297	972	3,905	10,382
撥入／（出）	–	–	7,055	15,253	193	15	(22,516)	–
出售	–	–	(4,105)	(2,896)	(499)	(1,923)	(94)	(9,517)
註銷一家附屬公司	–	–	(83)	(145)	(45)	(49)	–	(322)
外匯調整	–	–	10,369	16,585	1,548	730	1,029	30,261
二零零七年六月三十日	**12,297**	**5,068**	**314,654**	**598,282**	**79,853**	**26,335**	**16,143**	**1,052,632**
累計折舊及耗損：								
二零零七年一月一日	–	–	128,675	376,518	49,500	19,402	–	574,095
期內折舊撥備	–	10	7,193	14,006	1,944	1,075	–	24,228
出售	–	–	(1,833)	(2,266)	(377)	(1,624)	–	(6,100)
註銷一家附屬公司	–	–	(16)	(40)	(19)	(30)	–	(105)
外匯調整	–	–	3,913	12,056	1,104	562	–	17,635
二零零七年六月三十日	–	**10**	**137,932**	**400,274**	**52,152**	**19,385**	–	**609,753**
賬面淨額：								
二零零七年六月三十日	**12,297**	**5,058**	**176,722**	**198,008**	**27,701**	**6,950**	**16,143**	**442,879**
二零零六年十二月三十一日	12,297	5,068	169,901	191,601	27,859	7,188	33,819	447,733

9. **應收賬項、其他應收賬項及按金**

本集團普遍採用之信貸期最高為90日。本集團對應收賬項結欠採取嚴格之監控。管理層亦會定時檢討過期之結欠。經考慮上述原因及本集團之應收賬項的大部份客戶為不同顧客，信貸之風險沒有明顯集中於某小部份客戶。應收賬項、其他應收賬項及按金概無利息。本集團應收賬項之賬齡分析(以發票日期為基準)、其他應收賬項及按金如下：

	二零零七年六月三十日 (未經審核) *千美元*	二零零六年十二月三十一日 (經審核) *千美元*
少於90日	**27,677**	23,333
91至180日	**1,654**	1,022
181至360日	**367**	350
多於360日	**1,644**	1,425
	31,342	26,130
其他應收賬項及按金	**51,039**	34,365
	82,381	60,495
減：應收及其他賬項減值	**(2,531)**	(1,216)
	79,850	59,279

10. **應付賬項、其他應付賬項及預提費用**

本集團應付賬項之賬齡分析(以收貨日期為基準)、其他應付賬項及預提費用如下：

	二零零七年六月三十日 (未經審核) *千美元*	二零零六年十二月三十一日 (經審核) *千美元*
少於90日	**122,635**	98,640
91至180日	**9,532**	7,845
181至360日	**7,213**	5,126
多於360日	**3,432**	3,126
	142,812	114,737
其他應付賬項及預提費用	**121,553**	136,859
	264,365	251,596

應付賬項乃不附利息及一般以60日為付款期。其他應付賬項及預提費用為不附利息及以一個月為平均付款期。

11. 已發行股本

	股份數目		已發行股本	
	二零零七年六月三十日（未經審核）	二零零六年十二月三十一日（經審核）	二零零七年六月三十日（未經審核）千美元	二零零六年十二月三十一日（經審核）千美元
法定：				
15,000,000,000股普通股 每股0.01美元			**150,000**	150,000
已發行及繳足：				
於期／年初及於期／年末	**2,889,730,786**	2,889,730,786	**28,898**	28,898

12. 儲備

	本公司股東應佔										
	股份溢價賬 千美元	購股權儲備 千美元	資產重估儲備 千美元	資本儲備 千美元	儲備基金 千美元	發展基金 千美元	外匯平衡儲備 千美元	累計虧損 千美元	總額 千美元	少數股東 千美元	總額 千美元
二零零七年一月一日	73,897	8,470	10,565	28,865	22,420	11,669	(12,182)	(118,650)	25,054	47,558	72,612
撥自／(入)累計虧損	–	–	–	–	939	236	–	(1,175)	–	–	–
收購一家附屬公司之額外權益	–	–	–	–	–	–	–	–	–	(234)	(234)
外匯調整	–	–	–	–	–	–	1,669	–	1,669	685	2,354
支付少數股東股息	–	–	–	–	–	–	–	–	–	(5,059)	(5,059)
註銷一家附屬公司	–	–	–	–	–	–	–	–	–	(30)	(30)
期內虧損淨額	–	–	–	–	–	–	–	(8,254)	(8,254)	(2,114)	(10,368)
二零零七年六月三十日	**73,897**	**8,470**	**10,565**	**28,865**	**23,359**	**11,905**	**(10,513)**	**(128,079)**	**18,469**	**40,806**	**59,275**

13. 相關企業交易

(a) 本集團之部份銷售及採購交易以及若干次要之商業交易乃與本公司之董事謝中民先生、謝國民先生、李紹祝先生及何炎光先生擁有實益權益之公司進行。主要相關企業交易與交易及結餘之詳情列載如下：

	附註	截至六月三十日止六個月 二零零七年（未經審核）千美元	截至六月三十日止六個月 二零零六年（未經審核）千美元	截至十二月三十一日止年度 二零零六年（經審核）千美元
銷售產品予共同控制企業及一家聯營公司	*(i)*	**16,394**	11,520	22,366
銷售產品予相關企業	*(i)*	**14,985**	14,605	48,894
向共同控制企業及一家聯營公司購買原料	*(ii)*	**18,138**	26,270	47,791
向相關企業購買原料	*(ii)*	**1,044**	1,034	1,071

附註：

(i) 除獲得較長之信貸期外，銷售之產品乃根據本集團既定並提供予其他主要顧客之價格及條件出售。

(ii) 除獲得較長之信貸期外，購買之原料乃根據供應商既定並提供予其他主要顧客之價格及條件進行。

13. 相關企業交易(續)

(b) 於期間內，本集團支付予Dynamic Corporate Services Limited之技術費用為30,769美元(二零零六年：30,769美元)作為該公司向本集團提供技術及管理支援服務之費用。此技術費乃按雙方企業協定之服務費用釐定。

本公司之董事何平僊先生於Dynamic Corporate Services Limited股本中持有實益權益。

(c) 於期間內，海南正大畜牧有限公司，本公司之一家全資附屬公司，收到一家相關企業卜蜂水產飼料(海南)有限公司之租金收益約336,000美元(二零零六年：315,000美元)。

(d) 應收及應付相關企業款項乃無抵押、無附利息及無固定還款及借款期，董事亦認為該等款項乃本集團日常業務中產生。應收及應付相關企業款項之賬面值與其公允值相若。

(e) 本集團支付主要管理人員之報酬：

	截至六月三十日止六個月 二零零七年 (未經審核) *千美元*	二零零六年 (未經審核) *千美元*
短期僱員福利	**1,573**	1,782

本集團之主要管理人員有15位董事及3位高級管理人員(二零零六年：15位董事及4位高級管理人員)。

14. 比較數字

若干比較數字已重新分類，以符合本期間的呈報方式。

中期股息

董事會並不建議派付截至二零零七年六月三十日止六個月之中期股息(二零零六年：無)。

財務回顧

本集團參與管理之合併及應佔營業額(包括本公司之共同控制企業及聯營公司之營業額)分析列載如下：

本集團參與管理之合併及應佔營業額分析

截至二零零七年六月三十日止六個月

	本集團 合併營業額 *百萬美元*	%	所佔比率 %	應佔營業額 *百萬美元*	%
中國農牧業務	1,321.3	87.6	29-100	1,023.8	91.7
中國工業業務	187.0	12.4	28-55	92.8	8.3
	1,508.3	100.0		1,116.6	100.0

按上市規則第13.18條須予披露資料

除下述披露者外，於二零零七年六月三十日，董事並不知悉任何情況為根據上市規則第13.18條所規定而須予披露。

於二零零五年四月十八日，本公司與兩家泰國銀行訂立一項協議(「貸款信貸協議」)，有關140,000,000美元貸款信貸(「貸款信貸」)。貸款信貸將以連續十四期之半年分期償還及貸款信貸之最後到期日為二零一二年四月二十八日。於二零零七年六月三十日，本公司根據貸款信貸下之未償還款額為116,500,000美元。

根據貸款信貸協議，如本公司未能促使(1) C.P. Intertrade Co., Ltd.(「CP Intertrade」)於任何時間維持其於 CPI Holding Co., Ltd.(「CPI」)之股權不少於99%(CP Intertrade現時持有CPI之100%已發行股份)及 (2) CPI及其聯屬人士(為(i)任何人士或個體持有CPI直接或間接權益；或(ii)任何公司之該等人士及／或個體合共持有不少於30%權益)均合共持有本公司累計股權不少於46.51%，將構成一項違約事件。CPI之聯屬人士亦承諾倘及當出售其資產後以股本注入或無優先權貸款予本公司。倘發生上述任何一項違約事件，按貸款信貸，本公司之所有未償還款項將即時須予償還。

董事及主要行政人員擁有股份、相關股份或債券之權益及淡倉

於二零零七年六月三十日，本公司董事及主要行政人員於本公司或其任何相聯法團(定義見證券及期貨條例(「證券條例」)第XV部份)之股份、相關股份及債券中，擁有根據證券條例第352條所規定須記錄於該條例所述之登記冊；或須根據上市發行人董事進行證券交易的標準守則(「標準守則」)規定已知會本公司及香港聯合交易所有限公司(「聯交所」)之權益或淡倉如下：

(i) **持有本公司之好倉股份**

董事名稱	持股數量、權益資格及性質					持有本公司已發行股本之概約百份比
	直接實益擁有者	經配偶或未成年子女	經控制公司	信託權益	持有股份總數	%
謝中民先生	1,004,014,695	–	–	–	1,004,014,695	34.74

董事及主要行政人員擁有股份、相關股份或債券之權益及淡倉(續)

(ii) 董事於本公司之購股權權益

根據本公司於一九九二年四月十日採納之購股權計劃，並已於二零零二年四月九日屆滿(「舊計劃」)及於二零零二年十一月二十六日採納之現有購股權計劃(「現有計劃」)，授出購股權予若干董事。於二零零七年六月三十日，董事根據舊計劃及現有計劃有權認購本公司股份之權益如下：

董事名稱	授出日期	於二零零七年六月三十日行使購股權可授出股份數目	購股權行使期	購股權每股行使價 港元	持股量概約百分比 %
謝中民先生	二零零三年二月二十六日	12,800,000	二零零三年二月二十六日至二零一三年二月二十五日	0.3900	0.4429
	二零零四年五月三日	12,800,000	二零零四年五月三日至二零一四年五月二日	0.3900	0.4429
	二零零五年五月十九日	12,000,000	二零零五年五月十九日至二零一五年五月十八日	0.3540	0.4153
謝國民先生	二零零三年二月二十六日	12,800,000	二零零三年二月二十六日至二零一三年二月二十五日	0.3900	0.4429
	二零零四年五月三日	12,800,000	二零零四年五月三日至二零一四年五月二日	0.3900	0.4429
	二零零五年五月十九日	12,000,000	二零零五年五月十九日至二零一五年五月十八日	0.3540	0.4153
李紹祝先生	一九九八年八月十日	17,500,000	一九九八年八月十日至二零零八年八月十日	0.3875	0.6056
	二零零三年二月二十六日	21,584,807	二零零三年二月二十六日至二零一三年二月二十五日	0.3900	0.7469
	二零零四年五月三日	20,000,000	二零零四年五月三日至二零一四年五月二日	0.3900	0.6921
	二零零五年五月十九日	21,000,000	二零零五年五月十九日至二零一五年五月十八日	0.3540	0.7267
謝克俊先生	二零零五年五月十九日	21,000,000	二零零五年五月十九日至二零一五年五月十八日	0.3540	0.7267
何平僊先生	二零零三年二月二十六日	21,584,807	二零零三年二月二十六日至二零一三年二月二十五日	0.3900	0.7469
	二零零四年五月三日	20,000,000	二零零四年五月三日至二零一四年五月二日	0.3900	0.6921
	二零零五年五月十九日	21,000,000	二零零五年五月十九日至二零一五年五月十八日	0.3540	0.7267

董事及主要行政人員擁有股份、相關股份或債券之權益及淡倉(續)

(ii) 董事於本公司之購股權權益（續）

除上述所述外，期內，本公司或其附屬公司概無作出任何安排，以令董事可透過收購本公司或任何其他法人團體之股份或債券而獲得利益。

除上述披露者外，於二零零七年六月三十日，本公司董事及主要行政人員概無於本公司或其任何相聯法團(定義見證券條例第XV部份)之股份、相關股份或債券中，擁有根據證券條例第352條所規定須記錄於該條例所述之登記冊；或須根據標準守則規定已知會本公司及聯交所。

主要股東及擁有股份及相關股份之權益及淡倉之其他人士

於二零零七年六月三十日，根據證券條例第336條持有本公司之股份或相關股份之權益或淡倉，並須由本公司存置記錄在登記冊之人士(非本公司董事或主要行政人員)如下：

股東名稱	*附註*	權益資格及性質	持有股份數目 *(附註1)*	持有本公司已發行股本之概約百分比 %
Krung Thai Bank Public Company Limited	*(2)*	抵押權益	1,004,014,695 (L)	34.74
CPI Holding Co., Ltd.	*(3)*	實益擁有者	1,004,014,695 (L及S)	34.74
C.P. Intertrade Co., Ltd.	*(3)*	控制公司權益	1,004,014,695 (L及S)	34.74
Worth Access Trading Limited	*(4)*	實益擁有者	1,059,190,000 (L)	30.54
Charoen Pokphand Holding Company Limited	*(4)*	控制公司權益	1,059,190,000 (L)	30.54
Charoen Pokphand Group Company Limited	*(4)*	控制公司權益	1,059,190,000 (L)	30.54

主要股東及擁有股份及相關股份之權益及淡倉之其他人士(續)

附註：

(1) 「L」代表好倉，而「S」代表淡倉。

(2) Krung Thai Bank Public Company Limited持有1,004,014,695股股份作為抵押。

(3) CPI Holding Co., Ltd.實益擁有1,004,014,695股股份，並同時擁有1,004,014,695股淡倉股份。C.P. Intertrade Co., Ltd. 亦公佈因擁有CPI Holding Co., Ltd. 之股權，故同樣擁有該等股份之權益。

(4) Worth Access Trading Limited擁有1,059,190,000股好倉股份(包括481,250,000股股份及隨附577,940,000股認股權證)。Charoen Pokphand Holding Company Limited亦公佈因擁有Worth Access Trading Limited之股權，故同樣擁有1,059,190,000股股份之權益。同時，Charoen Pokphand Group Company Limited亦公佈因擁有Charoen Pokphand Holding Company Limited之股權，故同樣擁有該等數目之股份。

除上文所披露者外，據董事所知，於二零零七年六月三十日，概無其他人士(非本公司董事及主要行政人員)擁有根據證券條例第336條規定須存置於登記冊本公司之股份或相關股份之權益或淡倉。

購股權計劃

董事於舊計劃及現有計劃之權益詳情載列於上述「董事及主要行政人員擁有股份、相關股份或債券之權益及淡倉」一節之「董事於本公司之購股權權益」分部。

尚未行使之購股權

於二零零七年六月三十日，根據舊計劃及現有計劃授出總計可認購697,744,234股(包括上文所披露授予若干董事之購股權)本公司股份之購股權尚未獲行使，有關詳情如下：

	購股權數量								
參與人組別	於二零零七年一月一日	期內授出	期內行使	期內註銷	期內失效	於二零零七年六月三十日	授出日期	行使期	行使價 港元
(i) 董事總計	17,500,000	–	–	–	–	17,500,000	一九九八年八月十日	一九九八年八月十日至二零零八年八月十日	0.3875
	68,769,614	–	–	–	–	68,769,614	二零零三年二月二十六日	二零零三年二月二十六日至二零一三年二月二十五日	0.3900
	65,600,000	–	–	–	–	65,600,000	二零零四年五月三日	二零零四年五月三日至二零一四年五月二日	0.3900
	87,000,000	–	–	–	–	87,000,000	二零零五年五月十九日	二零零五年五月十九日至二零一五年五月十八日	0.3540
(ii) 其他高級行政人員總計	60,739,236	–	–	–	–	60,739,236	二零零三年二月二十六日	二零零三年二月二十六日至二零一三年二月二十五日	0.3900
	49,248,078	–	–	–	–	49,248,078	二零零四年五月三日	二零零四年五月三日至二零一四年五月二日	0.3900
	41,848,078	–	–	–	–	41,848,078	二零零五年五月十九日	二零零五年五月十九日至二零一五年五月十八日	0.3540
(iii) 其他僱員總計	7,700,000	–	–	–	–	7,700,000	一九九八年八月十日	一九九八年八月十日至二零零八年八月十日	0.3875
(iv) 其他參與人總計	25,000,000	–	–	–	–	25,000,000	一九九八年八月十日	一九九八年八月十日至二零零八年八月十日	0.3875
	86,339,228	–	–	–	–	86,339,228	二零零三年二月二十六日	二零零三年二月二十六日至二零一三年二月二十五日	0.3900
	80,000,000	–	–	–	–	80,000,000	二零零四年五月三日	二零零四年五月三日至二零一四年五月二日	0.3900
	108,000,000	–	–	–	–	108,000,000	二零零五年五月十九日	二零零五年五月十九日至二零一五年五月十八日	0.3540
	697,744,234	–	–	–	–	697,744,234			

企業管治常規守則

本公司承諾謹守奉行高標準之企業管治，以適當地保障及促進全體股東權益及提升企業價值與問責性。

於二零零七年六月三十日止六個月期間內，本公司已遵守上市規則附錄十四所載之企業管治常規守則之所有守則條文，惟守則條文A.4.2有所偏離除外。

該守則條文規定每名董事(包括有指定任期的董事)須至少每三年一次輪席告退。本公司根據C.P. Pokphand Company Act, 1988(「私法」)於百慕達成立。根據私法第3(e)一段，本公司之執行董事長無須於各股東週年大會上輪席告退。為達致此守則條文之預定效果，謝國民先生(執行董事長)自願根據本公司細則有關其他董事須輪席告退之規定定期輪席告退。

董事進行證券交易的標準守則

本公司已採納標準守則作為本公司董事進行證券交易之操守準則。在向全體董事作出特定查詢後，於二零零七年六月三十日止六個月之期間內，董事均已符合標準守則所規定標準。

審核委員會

審核委員會由本公司三位獨立非執行董事組成。審核委員會之成立有助加強企業管治應用。審核委員會之主要責任包括檢討及監察本集團之財務報告程序及內部監控。審核委員會已審閱本集團截至二零零七年六月三十日止六個月之未經審核財務業績。

購買、出售或贖回上市證券

於回顧期間內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

承董事會命
董事
何平僊

香港，二零零七年九月二十五日

於本中期報告日，董事會包括十二位執行董事：謝中民先生、謝國民先生、李紹祝先生、謝克俊先生、黃業夫先生、何炎光先生、何平僊先生、白善霖先生、謝吉人先生、謝杰人先生、謝仁基先生及謝漢人先生與三位獨立非執行董事：Kowit Wattana先生、Sombat Deo-isres先生及馬照祥先生。

END